Exhibit 21.1

Subsidiaries of Concrete Pumping Holdings, Inc.

Entity	Jurisdiction

Concrete Pumping Intermediate Acquisition Corp.	Delaware
Industrea Acquisition Corp.	Delaware
CPH Acquisition I, Inc.	Delaware
Brundage-Bone Concrete Pumping Holdings, Inc.	Delaware
Concrete Pumping Intermediate Holdings, LLC	Delaware
Concrete Pumping Property Holdings, LLC	Delaware
Brundage-Bone Concrete Pumping, Inc.	Colorado
Eco-Pan, Inc.	Colorado
Camfaud Group Limited	United Kingdom
Camfaud Concrete Pumps Limited	United Kingdom
Premier Concrete Pumping Limited	United Kingdom
Eco-Pan Limited	United Kingdom
CPH Acquisition LLC	Delaware
Capital Pumping, LP	Texas
ASC Equipment, LP	Texas